

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

Via Email
Ms. Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage Holdings Inc.
350 Highland Drive
Lewisville, Texas 75067

Re: Nationstar Mortgage Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 7, 2011
No. 333-174246

Dear Ms. Sutherland:

We have review of your amended registration statement and response letter dated July 7, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Description of Certain Indebtedness

Originations, page 81

1. We note your response to comments 10 and 12 of our letter dated June 8, 2011. We also note that Item 601(b)(10) of Regulation S-K does not contain a 10% threshold for materiality. Please confirm that that the warehouse facilities were made in the ordinary course of business and are not material, or please file the agreements as exhibits to your registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   Via Email
        Duane McLaughlin, Esq.
        Cleary Gottlieb Steen & Hamilton LLP